Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

September 22, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Intimation regarding Board meeting and trading window closure

Pursuant to Regulation 29 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we hereby inform that a meeting of the Board of Directors of the Company will be held on Friday, October 23, 2026, inter alia, to consider and approve the Unaudited Standalone and Consolidated Financial Results of the Company for the quarter ending on September 30, 2026.

Further, kindly note that, under the provisions of the SEBI (Prohibition of Insider Trading) Regulations, 2015, the trading window for dealing in securities of the Company will be closed from September 24, 2026 to October 25, 2026 (both days inclusive).

This is for your information and records.

Thanking you,

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR